EXHIBIT 99.1

Electra and Three Fires Group Announce Aki Battery Recycling Joint Venture

TORONTO, Sept. 18, 2024 (GLOBE NEWSWIRE) -- Electra Battery Materials Corporation (NASDAQ: ELBM; TSX-V: ELBM) (“Electra” or the “Company”) is pleased to announce a joint venture, named Aki Battery Recycling, with Indigenous-owned Three Fires Group to produce battery black mass through responsible recycling of lithium-ion battery scrap and waste material. The black mass would then be sold to Electra’s refinery to recover lithium, nickel, cobalt and other critical minerals to produce new lithium-ion batteries.

The Three Fires Group is an Indigenous-owned economic development agency focused on generating wealth and prosperity for current and future generations. The Three Fires Group will lead the capital resourcing of the joint venture, as well as sourcing and determining the location for the future facility. Electra will provide technical and commercial leadership to the project. Under the Aki Battery Recycling joint venture, Electra and the Three Fires Group will collaborate to source and process lithium-ion battery waste from manufacturers to produce black mass at a state-of-the-art facility to be established in southern Ontario. The black mass will then be further treated using Electra’s proprietary process at its Ontario hydrometallurgical refinery to recover critical minerals that can be reintroduced into the battery supply chain. By recovering lithium, nickel, cobalt, copper, manganese and graphite through an advanced battery shredding process, the joint venture will reduce the carbon footprint of the EV supply chain and decrease reliance on foreign countries for critical minerals.

Electra CEO, Trent Mell said, “I am grateful for the relationship we have built with Three Fires over the past year and honoured to be advancing a shared vision of a greener future. Aki Battery Recycling aims to address the environmental impact of future battery waste in Ontario and beyond, by returning battery scrap back into the supply chain. This venture not only aligns with our mission to onshore North America’s EV battery supply chain, but to do so sustainably and through a scalable solution to meet the growing needs of the North American electric vehicle industry.”

Reggie George, Executive Director Special Projects and Partnerships, Three Fires Group, said, “We are excited to partner with Electra’s industry-leading hydrometallurgical capabilities to address the growing challenge of battery waste. Aki Battery Recycling will provide a full-circle solution including a new primary recycling facility located in southern Ontario to shred lithium-ion batteries, process the scrap, and provide a steady supply of black mass, which will then be refined by Electra at its refinery complex. With the billions of dollars being invested into the southern Ontario battery manufacturing industry, ensuring that valuable materials are recovered and reused in Ontario, rather than discarded, is central to our shareholder First Nations’ interests. This initiative not only underscores our dedication to environmental stewardship but also enhances the circular economy in the battery industry.”

As the demand for electric vehicles, energy storage systems and other advanced battery cells continues to surge, so does the need for innovative solutions to manage and repurpose battery waste. Localized production of black mass by Canada’s First Nations ensures participation in the energy transition by the very communities that will have battery manufacturing on their traditional territories.

Several electric vehicle facilities are moving forward across the treaty areas of the Three Fires Confederacy in southwestern Ontario. Circular Energy Storage forecasts that the global volume of lithium-ion batteries available for recycling or reuse will increase from 23.3 gigawatt hours (GWh) in 2023 to 376.1 GWh by 2035, bringing the potential recycling market to a size which is larger than the entire lithium-ion battery market in 2020 (https://circularenergystorage-online.com/so/79P72P5pX?languageTag=en&cid=47973a50-248f-48f9-b325-7eabe3b0fd4e).

In 2023, Electra processed 40 tonnes of black mass at its refining complex north of Toronto to trial its proprietary recycling process. The program is believed to have been the first plant-scale hydrometallurgical recycling of black mass material in North America as well as the first domestic production of nickel-cobalt mixed hydroxide precipitate product (“MHP”). Electra successfully recovered MHP, lithium carbonate, graphite and other commercial products.

In June of 2024, Electra received C$5 million from Natural Resources Canada to accelerate the next phase of its recycling project, to demonstrate on a continuous basis that the Company’s hydrometallurgical black mass process is scalable, profitable, and can be implemented at other locations.

Aki Battery Recycling will provide Electra’s refinery with a steady source of black mass for a future continuous operation, while creating long-term job opportunities for communities hosting battery manufacturers.

Electra’s near-term priority is to recommission and expand its Ontario cobalt refinery. The Company’s longer-term vision includes battery recycling and nickel production, thereby onshoring additional critical mineral refining processes needed for the North American electric vehicle battery supply chain.

Electra Company Update

Electra also announces that on September 17, 2024, it received notice from The Nasdaq Stock Market LLC (“Nasdaq”) of noncompliance with the minimum bid price requirement ("Minimum Bid Requirement") of US$1.00 per share under Nasdaq Listing Rule 5550(a)(2) and that subsequently the shares of the Company are subject to delisting. The Company intends to submit an appeal of Nasdaq's determination pursuant to the procedures set forth in the Listing Rules.

Heather Smiles, Vice President, Investor Relations & Corporate Development commented, “We value the exposure to the U.S. market that our Nasdaq listing provides Electra, and we intend to explore all available options to preserve this listing.”

In the event the appeal is successful, the Company expects to receive additional time in which to regain compliance with the Minimum Bid Requirement. There can be no assurance that the appeal will be successful or that the Company will be able to regain compliance. This matter does not impact the listing of the shares on the TSX Venture Exchange.

About Aki Battery Recycling

Aki Battery Recycling, a joint venture between the Three Fires Group and Electra Battery Materials, is dedicated to advancing battery scrap and waste recycling in North America. Located in Southwestern Ontario, on the treaty territory of the Confederacy of the Three Fires, we are leveraging our partners' expertise to create sustainable solutions that recover valuable materials from end-of-life batteries and scrap. Aki will shred batteries and scrap at a pre-treatment facility, producing a mix of materials including black mass rich in lithium, nickel, cobalt, and other critical minerals. This black mass can then be sold to Electra for further processing into valuable products for the EV battery supply chain. Aki Battery Recycling is committed to driving the circular economy and fostering a cleaner, greener future. To learn more, visit www.akirecycling.com.

About the Three Fires Group

The Three Fires Group is focused on generating wealth and prosperity from economic and infrastructure opportunities for current and future generations. Through its Climate Action Investment Policy, the Three Fires Group supports First Nation investments in non-fossil fuel, clean energy projects generally aligned with the government of Ontario's energy supply acquisition strategy, inclusive of "behind-the-meter" generation and storage.

The Three Fires Group provided technical and investment assistance for the recently announced Three Fires Nations-Ontario Southwestern Ontario Infrastructure and Economic Opportunities Table - a joint Crown-Indigenous effort to develop clean energy infrastructure in Southern Ontario, including investments to build Ontario's first large-scale electric vehicle battery manufacturing plants, five new regional transmission lines, and a forthcoming fleet of battery energy storage systems. For more information about the Three Fires Group, please visit: www.threefires.com.

About Electra Battery Materials

Electra is a processor of low-carbon, ethically-sourced battery materials. Currently focused on developing North America’s first cobalt sulfate refinery, Electra is executing a phased strategy to onshore the electric vehicle supply chain and provide a North American solution for EV battery materials refining. In addition to building North America’s only cobalt sulfate refinery, its strategy includes integrating black mass recycling, potential cobalt sulfate processing in Bécancour, Quebec, and exploring nickel sulfate production potential within North America. For more information, please visit www.ElectraBMC.com.

Contacts

Heather Smiles
Vice President, Investor Relations & Corporate Development
Electra Battery Materials
info@ElectraBMC.com
1.416.900.3891

Reggie George
Executive Director, Special Projects and Partnerships
Three Fires Group
Reggie.george@threefires.com
1.226.349.5499

Aki Battery Recycling
info@akirecycling.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This news release may contain forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, are forward-looking statements. Generally, forward-looking statements can be identified by the use of terminology such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved”. Forward-looking statements are based on certain assumptions, and involve risks, uncertainties and other factors that could cause actual results, performance, and opportunities to differ materially from those implied by such forward-looking statements. Among the bases for assumptions with respect to the potential for additional government funding are discussions and indications of support from government actors based on certain milestones being achieved. Factors that could cause actual results to differ materially from these forward-looking statements are set forth in the management discussion and analysis and other disclosures of risk factors for Electra Battery Materials Corporation, filed on SEDAR+ at www.sedarplus.com and with on EDGAR at www.sec.gov. Other factors that could lead actual results to differ materially include changes with respect to government or investor expectations or actions as compared to communicated intentions, and general macroeconomic and other trends that can affect levels of government or private investment. Although the Company believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed times frames or at all. Except where required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.